June 13, 2014
Via EDGAR
Pamela A. Long, Assistant Director
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549

Re:     Tecogen Inc. (the “Company”)
Registration Statement on Form S-1 Filed February 6, 2014 - File No. 333-193791

Dear Ms. Long:

The purpose of this letter is to respond to your letter of February 27, 2014 regarding the above registration statement. For your convenience, your original comments appear in bold text, followed by our response. We are concurrently filing Amendment No. 1 to the Form S-1. The Registration Statement on Form S-1, originally filed on February 6, 2014 (File No. 333-193791), as amended, is referred to herein as the “Registration Statement”.
General

1.	To the extent applicable, please observe the updating requirements of Rule 8-08(b) of Regulation S-X.
We have observed the updating requirements of Rule 8-08(b) of Regulation S-X in the Registration Statement.

2.
We encourage you to file the legal opinion required by Item 601(b)(5) of Regulation S-K with your next amendment. Please be aware that we will need sufficient time to review the legal opinion prior to effectiveness of the registration statement.

We have filed the required legal opinion with Amendment No. 1.
Table of Contents

3.
Please revise your prospectus to remove the statement, “[t]he information in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or any sale of our Common Stock.” This statement may suggest to investors that you are not responsible for omissions of material facts necessary to make your statements not misleading at the time of sale or contract of sale. Information that is conveyed after the time of sale or contract of sale is not taken into account for purposes of section 12(a)(2) or 17(a)(2) of the Securities Act.

We have removed this statement.
Risk Factors, page 8
We could issue additional Common Stock, which might dilute the book value of our Common Stock, page 14

4.	Please briefly disclose the primary offering in this risk factor.
We closed the primary offering on May 20, 2014. We respectfully believe that the revised disclosure is no longer necessary.

Principal and Selling Shareholders, page 68

5.
Please provide a materially complete discussion of how the selling shareholders acquired the securities that you are registering on their behalf for resale. The background of the issuances to the selling shareholders and the nature of the arrangements, agreements, and relationships with the company should include, for each selling shareholder, a discussion of the date of the transaction in which the securities were sold, the amount of securities sold, the agreement(s) that evidence the sale and the instrument(s) that define the rights of the security holders.

Each of the selling shareholders acquired the shares eligible for resale pursuant to the transactions described in the “Principal and Selling Shareholders” section of the Registration Statement.
At the end of this response letter we have presented in consolidated tabular form a list of each selling shareholder, showing separately for each selling shareholder: each private placement transaction where that shareholder acquired company securities; the number of shares registered on behalf of that shareholder on the S-1; and, in notes, a description of the securities which were sold, if other than common stock and any relationship of that shareholder to the company or with another shareholder and any broker-dealer affiliations of the selling shareholders (see Exhibit A).

6.
Please disclose any position, office or other material relationship that any selling shareholder has had within the past three years with you or any of your predecessors or affiliates. Refer to Item 507 of Regulation S-K.

We have revised the Principal and Selling Shareholders section to disclose any position, office or other material relationship that any selling shareholder has had within the past three years with us or any of our predecessors or affiliates.

7.
For any selling shareholder that is not a natural person, please identify by footnote or otherwise the natural person or persons who exercise the sole or shared voting and/or dispositive powers with respect to the shares being offered for resale by the selling shareholder. The following is a non-exhaustive list of selling shareholders for which the requested information should be disclosed:

•	Michaelson Capital Special Finance Fund;

•	Citadel Industries, Inc.;

•	Holme Pierrepoint Fund II LP;

•	Bourquin Family Trust U/A/D 5-7-98;

•	Seville Enterprises LP;

•	Bard Micro-Cap Value Fund LP;

•	ALB Private Investments, LLC;

•	Michaelson Capital Special Finance Fund LP;

•	AEEL LLC; and

•	Prime World, Inc.
Refer to Question 140.02 of our Regulation S-K Compliance and Disclosure Interpretations.
We have revised our disclosure in the Principal and Selling Shareholders section and provided footnotes that identify for each selling shareholder that is not a natural person the natural person or persons who exercise the sole or shared voting and/or dispositive powers with respect to the shares being offered for resale by the selling shareholder.

* * *

The Company acknowledges that the Company and its management are responsible for the adequacy and accuracy of the disclosures they have made.
We appreciate your comments and welcome the opportunity to discuss with you our responses provided above. Please call me at (781) 466-6440 or our attorney, Edwin Miller of Sullivan & Worcester LLP in Boston, at (617) 338-2447 if you have any questions or require additional information.
Sincerely,
TECOGEN INC.
/s/ Bonnie J. Brown
By:    Bonnie J. Brown
Chief Financial Officer

cc:     Kamyar Daneshvar, Staff Attorney
Craig Slivka, Special Counsel

Exhibit A

Selling Shareholders	Date of Transaction	Number of Shares Beneficially Owned Prior to this Offering and Being Offered Hereby
Bruno Meier	10/16/2013	66,667
Ralph Wanger Trust (1)	11/6/2013	200,000
Isac Huberman	11/6/2013	11,111
Judith R. Blanton	11/6/2013	5,000
D. Roger B. Liddell Revocable Trust (2)	11/6/2013	20,000
Adam Boyd Sellers (3)	11/8/2013	5,000
Alexis Bard Johnson	11/8/2013	7,000
Anne H. Ross	11/8/2013	8,000
Carol Clark Coolidge Trust UAD 3-13-97 (4)	11/8/2013	7,000
Adam Boyd Sellers Irrevocable Trust DTD 12/19/12 (5)	11/8/2013	8,000
Christina D. Collier Living Trust UAD 12/23/03 (5)	11/8/2013	5,000
Citadel Industries Inc (6)	11/8/2013	5,000
Dale F. Snavely Trust UAD 3/30/93 (7)	11/8/2013	12,000
Deborah B. Dewing Trust UAD 6/1/99 (8)	11/8/2013	5,000
Christine Elizabeth Coolidge Revocable Living Trust UAD 12/9/02 (9)	11/8/2013	5,000
Elliot J. Steinbaum	11/8/2013	5,000
Greta Wiley Flory Trust UAD 3/2/04 (10)	11/8/2013	5,000
Gary R. Fairhead	11/8/2013	5,000
George M. Bard Jr	11/8/2013	5,000
Gordon K. Kapes	11/8/2013	12,000
Henry J. Underwood Trust U/A/D 6-25-02 (11)	11/8/2013	8,000
William K. Kellogg 2011 Trust DTD 1-4-11 FBO Keith W. Kellogg (11)	11/8/2013	5,000
William K. Kellogg 2011 Trust DTD 1-4-11 FBO Christopher A. Kellogg(11)	11/8/2013	5,000
Holme Pierrepont Fund II LP (12)	11/8/2013	5,000
J Scott Etzler	11/8/2013	5,000
Janet J. Underwood Trust UAD 6/25/02 (11)	11/8/2013	5,000
Jennifer Bard Trust U/A/D 6-30-05 (13)	11/8/2013	5,000
John Bard Manulis	11/8/2013	5,000
John James Vondran Revocable Trust UAD 1-24-11 (14)	11/8/2013	5,000
Bourquin Family Trust U/A/D 5-7-98 (15)	11/8/2013	8,000
Katherine Bard Dickson & Mark A Dickson JTWROS	11/8/2013	25,000

(1)	Shares held by Ralph Wanger Trust were purchased under the control of Ralph Wanger.

(2)	Shares held by D. Roger B. Liddell Revocable Trust were purchased under the control of Roger Liddell.

(3)	Shares held by Adam Boyd Sellers were purchased under the control of Adam Boyd.

(4)	Shares held by Carol Clark Coolidge Trust were purchased under the control of Carol Clark.

(5)	Shares held by Adam Boyd Sellers Irrevocable Trust or Christina D. Collier Living Trust were purchased under the control of Christina Collier.

(6)	Shares held by Citadel Industries Inc. were purchased with the signatory authority of James Boddy.

(7)	Shares held by Dale F. Snavely Trust were purchased under the control of Dale F. Snavely.

(8)	Shares held by Deborah B. Dewing Trust were purchased under the control of Deborah B. Dewing.

(9)	Shares held by Christine Elizabeth Coolidge Revocable Living Trust were purchased under the control of Dexter Coolidge.

(10)	Shares held by Greta Wiley Flory Trust were purchased under the control of Greta Wiley Flory.

(11)
Shares held by Henry J. Underwood Trust, Janet J. Underwood Trust and the William K. Kellogg 2011 Trusts FBO Keith W. Kellogg and FBO Christopher A. Kellogg were purchased under the control of Henry Underwood.

(12)	Shares held by Holme Pierrepont Fund II LP were purchased under the control of Seth Pierrepont.

(13)	Shares held by Jennifer Bard Trust were purchased under the control of Jennifer Bard.

(14)	Shares held by John James Vondran Revocable Trust were purchased under the control of John Vondran.

(15)	Shares held by Bourquin Family Trust with the signatory authority of Kent Bourquin.

Exhibit A

Selling Shareholders (Continued)	Date of Transaction	Number of Shares Beneficially Owned Prior to this Offering and Being Offered Hereby
Laurie M. Harmon Trust U/A/D 9-12-96 (1)	11/8/2013	5,000
Leonard M. Herman Trust UAD 5/3/93 (2)	11/8/2013	12,000
M Edward Sellers & Suzan D Boyd JTWROS	11/8/2013	25,000
Marcia E. Cremin Revocable Trust U/A/D 3-1-06 (3)	11/8/2013	5,000
Marshall I. Steinbaum	11/8/2013	5,000
Marvin J. Pollack	11/8/2013	5,000
Mary M. Schwartz Trust U/A/D 9-5-06 (4)	11/8/2013	8,000
Matthew Moog	11/8/2013	5,000
Michael D. Watt Trust U/A/D 3-15-12 (5)	11/8/2013	5,000
R. Stuyvesant Pierrepont Jr 1932 Trust (6)	11/8/2013	5,000
Steinbaum Family Trust U/W Paul S. Steinbaum (7)	11/8/2013	8,000
Catherine Konner Trust U/W C. Konner FBO H Garfinkle (7)	11/8/2013	5,000
Robert E. Logan Jr	11/8/2013	5,600
Consuelo Diane Pierrepont Irrevocable Trust DTD 2/3/99 (6)	11/8/2013	5,000
Nathalie Rutherford Pierrepont Irrevocable Trust DTD 2/12/03 (6)	11/8/2013	5,000
Seth Low Pierrepont, Jr Irrevocable Trust DTD 4/15/01 (6)	11/8/2013	5,000
Seville Enterprises LP (8)	11/8/2013	5,000
Stuart S. Carey	11/8/2013	5,000
Susan W. McMillan Trust U/A/D 10-10-71 (9)	11/8/2013	5,000
Suzanne R. Davis	11/8/2013	5,000
T Michael Johnson & Patricia R Johnson JTWROS	11/8/2013	5,000
Tom Kenworthy & Nancy Kenworth JTWROS	11/8/2013	5,000
William G. Escamilla Revocable Trust DTD 7/29/03 (10)	11/8/2013	5,000
William K. Kellogg Trust U/A/D 7-24-92 (11)	11/8/2013	25,000
Sidney N. Herman	11/8/2013	25,000
Anne R. Brown Irrevocable Trust UAD 3-30-90 (12)	11/8/2013	8,000
Timothy B. Johnson	11/8/2013	25,000
Bard Micro-Cap Value Fund LP (13)	11/8/2013	25,000
Mary A. Heatter Trust UAD 6/28/04 (14)	11/8/2013	5,000
Mary Elizabeth McAvoy Trust UAD 9-5-84 (15)	11/19/2013	2,500
Marc Edwin Nicholson	11/19/2013	4,000

(1)	Shares held by Laurie M. Harmon Trust were purchased under the control of Laurie M. Harmon.

(2)	Shares held by Leonard M. Herman Trust were purchased under the control of Leonard M. Herman.

(3)	Shares held by Marcia E. Cremin Revocable Trust were purchased under the control of Marcia E. Cremin.

(4)	Shares held by Mary M. Schwartz Trust were purchased under the control of Mary M. Schwartz.

(5)	Shares held by Michael D. Watt Trust were purchased under the control of Michael D. Watt.

(6)
Shares held by R. Stuyvesant Pierrepont Jr 1932 Trust, Consuelo Diane Pierrepont Irrevocable Trust, Nathalie Rutherford Pierrepont Irrevocable Trust, and Seth Low Pierrepont, Jr Irrevocable Trust were purchased under the control of Seth Pierrepont.

(7)	Shares held by Steinbaum Family Trust and Catherine Konner Trust were purchased under the control of Robert Steinbaum.

(8)	Shares held by Seville Enterprises LP were purchased under the signatory authority of Marvin Pollack.

(9)	Shares held by Susan W. McMillan Trust were purchased under the control of Susan W. McMillan.

(10)	Shares held by William G. Escamilla Revocable Trust were purchased under the control of William G. Escamilla.

(11)	Shares held by William K. Kellogg Trust were purchased under the control of William K. Kellogg.

(12)	Shares held by Anne R. Brown Irrevocable Trust were purchased under the control of Anne R. Brown.

(13)	Shares held by Bard Micro-Cap Value Fund LP were purchased under the signatory authority of Timothy B. Johnson.

(14)	Shares held by Mary A. Heatter Trust were purchased under the control of Mary A. Heatter.

(15)	Shares held by Mary Elizabeth McAvoy Trust were purchased under the control of Mary Elizabeth McAvoy.

Exhibit A

Selling Shareholders (Continued)	Date of Transaction	Number of Shares Beneficially Owned Prior to this Offering and Being Offered Hereby
Rosemary Steinbaum	11/19/2013	5,000
Robert S. Steinbaum	11/19/2013	5,000
Julien D. LeBourgeois	11/19/2013	2,500
Anthony B. Low-Beer	11/25/2013	27,500
Helen R. Esposito	11/25/2013	15,000
John F. Kohn	11/25/2013	10,000
Phylis M. Esposito	11/25/2013	60,000
Maida Chicon	11/25/2013	10,000
Cynthia A. Kohn	11/25/2013	15,000
ALB Private Investments, LLC (1)	11/25/2013	26,250
Edward Nersessian Profit Sharing Plan E. Nersessian MD & M Luallen-Nersessian PHD TTEES (2)	11/25/2013	15,000
John R. Low-Beer	11/25/2013	15,000
IRA FBO Norman S. Heyman Pershing LLC as Custodian (3)	11/27/2013	14,400
Thomas M. Gehret	12/2/2013	1,250
Sarah E. Gehret	12/2/2013	1,250
J Edward Diamond	12/16/2013	3,000
Kurt A. Dasse	12/18/2013	14,866
Patricia Hatsopoulos(4)	12/19/2013	100
Michaelson Capital Special Finance Fund LP (shares owned) (5)	12/23/2013	444,445
Michaelson Capital Special Finance Fund LP (shares issuable on conversion of convertible debt)(5)	12/23/2013	555,556
Torrey B.W. Liddell Revocable Trust (6)	12/23/2013	7,800
AEEL LLC (6)	12/23/2013	6,700
Robert Prosser	12/23/2013	2,250
Jeb S. Armstrong	12/23/2013	1,700
Donald B. Brant Jr.	12/23/2013	5,600
Eleanor H. Bishop Revocable Trust (7)	12/23/2013	6,000
Catherine S. Woolston SEP IRA	12/24/2013	2,250
Mark Sherrid IRA	12/24/2013	1,000
George Michael Gehret	12/24/2013	450
Prime World, Inc. (8)	12/30/2013	1,000
Dorothy Heyman	1/7/2014	1,000
John H. Jephson (9)	1/10/2014	100
Yiannis Monovoukas, Ph.D.	1/15/2014	100
Craig A. Drill	1/17/2014	100
Monica K. Drill, MD	1/17/2014	100

(1)	Shares held by ALB Private Investments were purchased the signatory authority of Anthony Low-Beer, a registered broker dealer.

(2)	Shares held by Edward Nersessian Profit Sharing Plan were purchased under the control of Edward Nersessian and Nancy Nelson.

(3)	Shares held by IRA FBO Norman S. Heyman Pershing LLC were purchased under the control of Norman S. Heyman.

(4)	Shares held by Patricia L. Hatsopoulos, insider and Chief Executive Officer John N. Hatsopoulos’s spouse.

(5)	Shares held by a 5% shareholder listed in the 5% holders table and controlled by John C. Michaelson.

(6)	Shares held by Torrey B. W. Liddell Revocable Trust and AEEL LLC were purchased under the control and signature authority of Roger Liddell.

(7)	Shares held by Eleanor H. Bishop Revocable Trust were purchased under the control of Eleanor H. Bishop.

(8)	Shares held by Prime World Inc. were purchased the signatory authority of Joan Giacinti.

(9)	Shares held by John H. Jephson, not an insider but related by marriage to a child of the insider John N. Hatsopoulos.